FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Allison Wagda	Anne Marie McCauley
Check Point Software Technologies	Check Point Software Technologies
650.628.2070	650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS 2006 FOURTH QUARTER AND ANNUAL
FINANCIAL RESULTS

Record Fourth Quarter Revenues and Growth in Deferred Revenues

REDWOOD CITY, Calif., – January 24, 2007 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the fourth quarter and year ended December 31, 2006.

“Our fourth quarter business and results were strong, providing a nice finish to 2006,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “Our performance this quarter was driven by impressive business volume as evidenced by the combined increase in both revenues and deferred revenues.”

Financial Highlights for the Fourth Quarter of 2006:
—	Total Revenues: $160.1 million, an increase of 3 percent, compared to $156.1 million in the fourth quarter of 2005.
—	Deferred Revenues: $204.1 million, an increase of $30.7 million, or 18 percent, compared to deferred revenues as of September 30, 2006, and an increase of $35.2 million, or 21 percent, compared to deferred revenues as of December 31, 2005.
—	Earnings per Diluted Share – GAAP: $0.35, compared to $0.36 in the fourth quarter of 2005. Equity based compensation expenses[1] of $0.04 are included in the fourth quarter of 2006 GAAP results pursuant to SFAS 123(R).
—	Earnings per Diluted Share – Non GAAP: $0.40, an increase of 8 percent, compared to $0.37 in the fourth quarter of 2005. Non-GAAP EPS excludes equity based compensation expenses and acquisition related charges.

[1] “Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees. “Acquisition related charges” refer to the impact of the amortization of intangible assets, acquired in-process R&D and other acquisition related expenses.

—	Net Income – GAAP: $79.5 million, compared to $89.2 million in the fourth quarter of 2005. The primary difference in net income in the fourth quarter of 2006 compared to the fourth quarter of 2005 is equity based compensation expenses in the amount of $9.0 million which are being included in the fourth quarter of 2006 GAAP results pursuant to SFAS 123(R). Equity based compensation expenses of $0.8 million in the fourth quarter of 2005 relate to prior acquisitions. Net income in the fourth quarter of 2006 also includes acquisition related in-process R&D in the amount of $1.1 million.
—	Net Income – Non GAAP: $90.6 million, the same when compared to $90.9 million in the fourth quarter of 2005. Non-GAAP net income excludes equity based compensation expenses and acquisition related charges.
—	Cash Flow: cash flow from operations was $77.7 million, compared to $81.5 million in the fourth quarter of 2005.
—	Share Repurchase Program: during the fourth quarter of 2006, Check Point repurchased 1.4 million shares at a total cost of $31.7 million.

Financial Highlights for the Year Ended December 31, 2006:
—	Revenues: $575.1 million, compared to $579.4 million for the year ended December 31, 2005.
—	Earnings per Diluted Share – GAAP: $1.17, compared to $1.27 for the year ended 2005. Equity based compensation expenses of $0.15 are included in the 2006 GAAP results pursuant to SFAS 123(R).
—	Earnings per Diluted Share – Non GAAP: $1.35, an increase of 4 percent, compared to $1.30 for the year ended 2005. Non-GAAP EPS excludes equity based compensation expenses and acquisition related charges.
—	Net Income – GAAP: $278.0 million, compared to $319.7 million for the year ended 2005. Net income for the year ended 2006 includes equity based compensation expenses in the amount of $36.4 million, which are being included in 2006 GAAP results pursuant to SFAS 123(R), and acquisition related in-process R&D in the amount of $1.1 million. In 2005, equity based compensation expenses of $3.7 million related to prior acquisitions.
—	Net Income – Non GAAP: $320.3 million, compared to $326.9 million for the year ended 2005. Non-GAAP net income excludes equity based compensation expenses and acquisition related charges.
—	Cash Flow: cash flow from operations was $358.3 million, compared to $346.9 million for the year ended 2005.
—	Cash and Investments Balance: $1.65 billion as of December 31, 2006.
—	Share Repurchase Program: during the 2006, Check Point repurchased 23.2 million shares at a total cost of $435.5 million.

See “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information” below for more information regarding Check Point’s use of non-GAAP measures.

Business Highlights and Introductions during 2006
During the year, we introduced many products and technologies as we continued to expand and unify our portfolio of security solutions. We also initiated a first step in our strategy for expanding our unified security architecture into data security with the acquisition of Protect Data. Key business highlights and product introductions included the following:

—	Expanding Unified Security Architecture into Data Security with the Acquisition of Protect Data – In the fourth quarter of 2006, we announced a cash tender offer to acquire Protect Data AB, 100 percent owner of Pointsec, a worldwide provider of solutions for automatic data encryption that keeps sensitive information, stored on mobile computing devices such as laptops, PDAs and smartphones, confidential and secure. With the acquisition of Pointsec, Check Point initiates the next phase of its corporate strategy: the addition of a data security solution layer to extend protection to a company’s important information. As of January 23, 2007, Check Point had acquired 96 percent of the equity securities of Protect Data pursuant to the offer and through purchases on the open market.

—	Expands Intrusion Preventions Capabilities to Fortify Enterprise Networks with the Acquisition of NFR Security – In the fourth quarter of 2006, we also acquired NFR Security, Inc., a leader in real-time threat prevention. NFR Security’s award-winning intrusion prevention technologies will augment our unified security architecture, offering the highest level of protection against Internet attacks.

—	Launched VPN-1 Power and VPN-1 UTM Offerings with New Version of NGX Platform – Enhanced the framework of our entire portfolio of security solutions with focus on two major software product lines: VPN-1 Power for enterprises with demanding performance environments and VPN-1 UTM solutions with fully integrated and easy to manage unified threat management software.

—	Expanded ZoneAlarm Security Solutions – Introduced ZoneAlarm Secure Wireless Router, a consumer-focused appliance to complement the security offered by our award-winning ZoneAlarm software and leverage Check Point’s renowned enterprise-class embedded NGX security technologies. Also, we recently launched ZoneAlarm 7.0, enhanced with a new antivirus engine, improved anti-spyware and updates to the innovative OSFirewall.

—	Initiated Collaborative Enterprise Support (CES) Program – Created a new support program which is a combination of subscription and support delivered jointly by Check Point and our partners. This program provides added value to customers and partners by improving the support our customers receive and has been successfully implemented in both Europe and the Asia Pacific region.

—	Achieved Prominent EAL 4 U.S. Government Certification – Certified for all four critical network security categories – firewall, VPN, IDS/IPS and remote management.

Mr. Shwed continued, “2006 was a year of building. We expanded our product portfolio and service programs and embarked on an extended strategy with the addition of data security. We had a strong finish to 2006 and believe the initiatives implemented in 2006 will drive growth in 2007.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 24, 2007 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through February 7, 2007 at the company’s website http://www.checkpoint.com/ir or by telephone at (973) 341-3080, pass code 8288046.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per share, which include adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R) in 2006 and APB 25 in 2005 and acquisition related charges, as well as taxes on amortization of intangible assets and acquisition related expenses. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements related to Check Point’s expectations regarding its continued strategy and efforts to develop a unified security architecture; Check Point’s belief that the acquisition of Protect Data initiates the next phase of Check Point’s corporate strategy to add a data security solution to extend protection of a company’s important information; Check Point’s belief that NFR Security’s intrusion prevention technologies will augment Check Point’s unified security architecture; and Check Point’s belief that initiatives implemented in 2006 will drive growth in 2007. Because these statements pertain to future events they are subject to various risks and uncertainties, actual results could differ materially from Check Point’s current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to: general market conditions in the Check Point’s industry; economic and political uncertainties; whether Check Point’s acquisitions can be integrated into the company, and whether the technology acquired in such acquisitions can be integrated into Check Point’s product offerings; the impact of political changes and weaknesses in various regions of the world, including  hostilities or acts of terrorism in Israel, where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products; the amount of equity based compensation charges and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations or beliefs.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, consumer Internet security and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm Internet Security Suite and additional consumer security solutions are among the highest rated in the industry today, proactively protecting millions of people from hackers, spyware, viruses and identity theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of thousands of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003-2007 Check Point Software Technologies Ltd. All rights reserved. Check Point, Application Intelligence, Check Point Express, Check Point Express CI, the Check Point logo, AlertAdvisor, ClusterXL, ConnectControl, Connectra, Cooperative Enforcement, Cooperative Security Alliance, CoSa, DefenseNet, Eventia Suite, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, Integrity SecureClient, Integrity Clientless Security, InterSpect, IQ Engine, NG, NGX, Open Security Extension, OPSEC, OSFirewall, Policy Lifecycle Management, Provider-1, Safe@Office, SecureClient, SecureKnowledge, SecuRemote, SecurePlatform, SecurePlatform Pro, SecureServer, SecureUpdate, SecureXL, SecureXL Turbocard, SiteManager-1, SmartCenter, SmartCenter Express, SmartCenter Power, SmartCenter Pro, SmartCenter UTM, SmartConsole, SmartDashboard, SmartDefense, SmartDefense Advisor, Smarter Security, SmartLSM, SmartMap, SmartPortal, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, UserAuthority, User-to-Address Mapping, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Express, VPN-1 Express CI, VPN-1 Power, VPN-1 Power VSX, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 UTM, VPN-1 UTM Edge, VPN-1 VSX, Web Intelligence, ZoneAlarm, ZoneAlarm Anti-Spyware, ZoneAlarm Antivirus, ZoneAlarm Internet Security Suite, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988, and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2006	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$69,863	$58,787	$78,978	$241,961	$281,364
Software subscriptions	67,906	64,517	61,585	258,500	239,319
Services	22,326	19,214	15,495	74,680	58,667

Total revenues	160,095	142,518	156,058	575,141	579,350

Operating expenses:
Cost of revenues	8,706	8,064	6,456	31,017	25,126
Research and development	15,750	14,266	12,451	62,210	50,542
Selling and marketing	42,871	37,862	36,600	156,510	142,108
General and administrative	10,566	10,383	5,824	42,576	24,244
Amortization of intangible assets and acquisition related expenses	1,504	1,504	1,410	6,945	5,642
Amortization of in process research
and development	1,060	-	-	1,060	-

Total operating expenses	80,457	72,079	62,741	300,318	247,662

Operating income	79,638	70,439	93,317	274,823	331,688
Financial income, net	16,326	15,595	13,987	63,647	54,177

Income before income taxes	95,964	86,034	107,304	338,470	385,865
Taxes on income	16,423	14,897	18,067	60,443	66,181

Net income	$79,541	$71,137	$89,237	$278,027	$319,684

Earnings per share (basic)	$0.35	$0.31	$0.36	$1.18	$1.30

Number of shares used in computing
earnings per share (basic)	226,471	231,008	244,517	235,519	245,520

Earnings per share (diluted)	$0.35	$0.31	$0.36	$1.17	$1.27

Number of shares used in computing
earnings per share (diluted)	228,865	231,656	248,585	236,769	251,747

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2006	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$79,638	$70,439	$93,317	$274,823	$331,688
Stock-based compensation (1)	9,004	6,473	751	36,392	3,745
Amortization of intangible assets and
acquisition related expenses (2)	1,504	1,504	1,410	6,945	5,642
Amortization of in process research
and development	1,060	-	-	1,060	-

Non-GAAP operating income	$91,206	$78,416	$95,478	$319,220	$341,075

GAAP net income	$79,541	$71,137	$89,237	$278,027	$319,684
Stock-based compensation (1)	9,004	6,473	751	36,392	3,745
Amortization of intangible assets and
acquisition related expenses (2)	1,504	1,504	1,410	6,945	5,642
Amortization of in process research
and development	1,060	-	-	1,060	-
Taxes on amortization of intangible
assets and acquisition related
expenses (3)	(542)	(542)	(541)	(2,166)	(2,166)

Non-GAAP net income	$90,567	$78,572	$90,857	$320,258	$326,905

GAAP Earnings per share (diluted)	$0.35	$0.31	$0.36	$1.17	$1.27
Stock-based compensation (1)	0.04	0.02	0.00	0.16	0.02
Amortization of intangible assets and
acquisition related expenses (2)	0.01	0.01	0.01	0.03	0.02
Amortization of in process research
and development	0.00	0.00	0.00	0.00	0.00
Taxes on amortization of intangible
assets and acquisition related
expenses (3)	0.00	0.00	0.00	(0.01)	(0.01)

Non-GAAP Earnings per share (diluted)	$0.40	$0.34	$0.37	$1.35	$1.30

Number of shares used in computing
Non-GAAP earnings per share (diluted)	228,865	231,656	248,585	236,769	251,747

(1) Stock-based compensation:
Cost of revenues	$252	$88	$113	$509	$408
Research and development	1,945	909	258	9,371	1,252
Selling and marketing	2,214	966	329	7,997	1,825
General and administrative	4,593	4,510	51	18,515	260

Total	$9,004	$6,473	$751	$36,392	$3,745

(2 & 3) Amortization of intangible
assets and acquisition related
expenses:
Cost of revenues	$1,353	$1,353	$1,353	$5,414	$5,414
Selling and marketing	151	151	57	604	228
General and administrative	-	-	-	927	-

(2) Subtotal before taxes	1,504	1,504	1,410	6,945	5,642
(3) Taxes on income	(542)	(542)	(541)	(2,166)	(2,166)

Total	$962	$962	$869	$4,779	$3,476

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)

Current assets:
Cash and cash equivalents	$508,643	$298,531
Marketable securities	582,060	1,044,312
Trade receivables, net	141,881	127,129
Other receivables and prepaid expenses	17,109	20,646

Total current assets	1,249,693	1,490,618

Long-term assets:
Marketable securities	559,235	382,500
Property, plant and equipment, net	47,192	7,665
Intangible assets, net	23,777	20,215
Goodwill	181,175	174,295
Deferred income taxes, net	12,556	8,694
Other assets	534	875

Total long-term assets	824,469	594,244

Total assets	$2,074,162	$2,084,862

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$204,149	$168,998
Trade payables and other accrued liabilities	153,900	136,872

Total current liabilities	358,049	305,870

Accrued severance pay, net	4,580	3,271

Total liabilities	362,629	309,141

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	422,278	386,529
Deferred stock-based compensation	-	(2,831)
Treasury shares at cost	(728,909)	(380,834)
Accumulated other comprehensive loss	(6,293)	(8,952)
Retained earnings	2,023,683	1,781,035

Total shareholders' equity	1,711,533	1,775,721

Total liabilities and shareholders' equity	$2,074,162	$2,084,862

Total cash and cash equivalents and marketable
securities	1,649,938	1,725,343

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$79,541	$89,237	$278,027	$319,684
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization of property and equipment	1,461	1,371	5,707	5,352
Increase in trade and other receivables, net	(47,582)	(44,777)	(10,296)	(31,451)
Increase in trade payables and other accrued liabilities	43,049	27,467	47,703	28,552
Amortization of in process research and development	1,060	-	1,060
Amortization of intangible assets	1,504	1,410	6,018	5,642
Stock-based compensation	9,004	751	36,392	3,745
Tax benefit related to exercise of stock options	-	6,816	-	12,613
Deferred income taxes, net	(10,331)	(788)	(6,351)	2,789

Net cash provided by operating activities	77,706	81,487	358,260	346,926

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of NFR, net	(14,371)	-	(14,371)	-
Investment in property and equipment	(2,975)	(1,392)	(44,890)	(4,873)

Net cash used in investing activities	(17,346)	(1,392)	(59,261)	(4,873)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	5,374	11,937	51,933	54,942
Purchase of treasury shares	(31,693)	(27,466)	(435,491)	(236,929)
Tax benefit related to exercise of stock options	2,042	-	5,492	-

Net cash used in financing activities	(24,277)	(15,529)	(378,066)	(181,987)

Unrealized gain (loss) on marketable securities, net	1,805	(12,011)	3,662	(12,011)

Increase (decrease) in cash and cash equivalents and marketable
securities	37,888	52,555	(75,405)	148,055

Cash and cash equivalents and marketable securities at the
beginning of the period	1,612,050	1,672,788	1,725,343	1,577,288

Cash and cash equivalents and marketable securities at the end
of the period	1,649,938	1,725,343	1,649,938	1,725,343

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

January 24, 2007